NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-4936

EXHIBIT ITEM No. 77I(b):
Terms of new or amended securites

The registrant issues two classes of shares in three of its six series: Franklin Global Government Income Fund - Class I and Franklin Global Government Income Fund - Class II; Franklin Convertible Securities Fund - Class I and Franklin Convertible Securities Fund - Class II; and Franklin Equity Income Fund - Class I and Franklin Equity Income Fund - Class II. Shares of each class of a series represent proportionate interests in the assets of the series and have the same voting and other rights and preferences as the other classes and series of the Registrant for matters that affect the Registrant as a whole.